

February 4, 2010

Via Facsimile (212) 259-2540 and U.S. Mail

Robert W. Murray Jr., Esq.
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, NY 10112

> **Re: Live Nation Entertainment, Inc.**
> **Schedule TO-T filed February 1, 2010, by LMC Events, LLC**
> **SEC File No. 005-81268**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. It appears the named bidder, LMC Events, LLC, is making the offer on behalf of Liberty Media Corporation. Thus, please include the Liberty Media Corporation as a bidder (including all other disclosure required for a bidder) or provide us with your detailed legal analysis explaining why you do not believe the listed persons are bidders in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

Offer to Purchase

Summary Term Sheet, page 1

2.   We note on page 2 that in the event you have to prorate the shares tendered you will not announce the results of the tender offer until "at least five NYSE trading days after the expiration of the tender offer." Thus, please tell us how you believe this timeline would comply with the requirements of Rule 14e-1(c) to pay promptly for tendered securities.

3.   On a related note, please revise the answer to the first question on page 5 to state that you will promptly rather than "as promptly as practicable . . ."

Material U.S. Federal Income Tax Considerations, page 14

4.   Provide an analysis supporting the legend relating to Treasury Department Circular 230 at the top of page 15 or delete the legend.

Certain Information About Purchaser and Liberty, page 18

5.   With respect to your disclosure on page 18, 19 and 24, please tell us why you need to qualify your disclosure "to the best knowledge of Purchaser and Liberty" and "to our knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Conditions of the Tender Offer – Page 25

6.   Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions